

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2020

<u>Via E-mail</u>
Ms. Margaret Stapleton
Chief Financial Officer
Century Casinos, Inc.
455 E. Pikes Peak Ave., Suite 210
Colorado Springs, CO 80903

> **Re:** **Century Casinos, Inc.**
> **Form 8-K**
> **Exhibit No. 10.1 Lease**
> **Filed December 11, 2019**
> **File No. 000-22900**

Dear Ms. Stapleton:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance